MAIL STOP 3561

August 3, 2006

Mr. William C. Morro
InterAmerican Acquisition Group Inc.
2918 Fifth Avenue South, Suite 209
San Diego, California 92103

> **Re: InterAmerican Acquisition Group Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed July 13, 2006**
> **File No. 333-125558**

Dear Mr. Morro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If   you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We partially reissue prior comment one from our letter dated June 30, 2006. Please whether you have evaluated the manufacturing industry. We also note the significant emphasis made to management's experience in the manufacturing industry. Please clarify whether management has been made aware of potential business opportunities through its involvement in the industry.

Prospectus Summary, page 1

2. We note the statement that "we have the latitude to acquire a manufacturing or service business domiciled anywhere in the world …." This appears to indicate that you are limited

to manufacturing or service businesses, which appears to contradict disclosure elsewhere that you are not limited to a particular industry. Please reconcile the disclosure throughout. If you are specifically limited to the manufacturing and service sector make clear throughout the prospectus.

3. We continue to note the statement that you will pay the costs associated with dissolution and liquidation from the remaining assets outside the trust. Provide the basis for your statement that you believe there should be sufficient funds available out of the trust account.

4. Clarify the limitations that result from the named individuals being personally liable severally. In addition, revise similar disclosure in the risk factors section.

5. We note that the personal liability of two executive officers is limited to vendors and thus would not include third party creditors. Clarify those specific transactions that would not be covered by these agreements. We note the removal of the references to "third party creditors;" however, the disclosure should make clear to investors those claims that would be covered and those claims that would not be covered by these agreements. Also, in light of this limitation, clarify throughout the prospectus this potential claim against the amount individuals would receive from the trust account in the event of dissolution and liquidation. Revise similar disclosure in the risk factors section. We may have further comment.

Risk Factors, page 10

6. We note that the agreement with the two officers who have agreed to be personally liable for certain claims states that "the foregoing section is not for the benefit of any third party creditors of the company." Please explain the reason for this statement. Also, it appears that the effect of this statement is to negate the indemnification being provided and should be removed. If you decide not to remove the disclosure, you should add a risk factor at the beginning of this section.

7. Explain in risk factor ten the reference to "a time that is disadvantageous to our warrant holders."

8. Please revise risk factor 11 to clarify the warrants have no cash settlement provisions, you have no obligation to settle the warrants in the absence of an effective registration statement, and the warrants can expire unexercised or unredeemed.

9. The amended unit purchase option does not explicitly state you have no obligation to settle the unit purchase option in the absence of an effective registration statement and that the option can expire unexercised. Please explain to us how you have considered this in evaluating the classification of the unit purchase option under the guidance in EITF 00-19.

10. We note the concurrent private placement warrant offering. Add a separate risk factor discussing the fact that the private placement warrants <u>by an insider</u> may be exercisable at times when the warrants issued in the public unit offering may not be exercisable and discuss the resultant risks. We may have further comment.

Proposed Business, page 33

11. Provide the basis for management's belief that "attractive opportunities remain for both manufacturing and service businesses to extend operations in low-cost countries to support U.S. sales and to capture organic growth opportunities in developing and rapidly growing markets" and that "these opportunities are expected to derive from initiatives to apply higher skill levels, more sophisticated infrastructure and greater capital intensity to the target company's operations outside the United States," especially given the representations that management has taken no steps in furtherance of identifying any target businesses. If management has taken any preliminary steps in identifying potential target businesses, the disclosure should be revised accordingly.

12. Please explain the statement that you will not enter into an initial business combination with any entity that is an affiliate of management. We may have further comment.

Management, page 54

13. We note that each of the officers of the company discloses a significant level of experience in cross-border transactions. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in private equity funds, or similar investment vehicles or investment advisor firms. In light of the ongoing nature of the involvement of the officers/directors with InterAmerican Group and its predecessor; and the company's stated intent to at least initially focus on acquisition candidates that would benefit from expanding its operations outside the United States, in particular Mexico or Latin America, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

Principal Stockholders, page 48

14. We note the sale of shares by Mr. Wolfson in a private transaction. Provide an analysis as to how the transactions itself complied with Rule 144.

15. The percent of ownership for Messrs. Morro and Wolfson should be revised in light of the changes in the amount of ownership in the last amendment.

Shares Eligible For Future Sale, page 66

16. Please explain the basis for the statements regarding the dates when shares would be eligible for sale under Rule 144 in light of the applicability of the Ken Worm letter to these shares.

Closing Statements

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Terence O'Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Christopher S. Auguste, Esq.
        Fax: (212) 715-8000